UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                          FORM U-3A-2

                                        File No.

Statement by Holding Company Claiming Exemption Under Rule U-3A-2
from the Provisions of the Public Utility Holding Company Act of 1935

To be Filed Annually Prior to March 1


                    ALATENN RESOURCES, INC.
                       (Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

Item 1.


Claimant:
AlaTenn Resources, Inc.
State of Organization - Alabama
Location and nature of business - Claimant is located in Colbert County, Alabama. On October 1, 1982, it became the sole owner of Alabama-Tennessee Natural Gas Company and each of its former subsidiaries, pursuant to a Plan of Merger approved by Alabama-Tennessee's shareholders on May 3, 1982.


Subsidiaries:
Alabama-Tennessee Natural Gas Company
State of Organization - Alabama
Location and nature of business - This Company owns and operates natural gas transmission facilities located in Hardin and McNairy Counties, Tennessee, Alcorn and Tishomingo Counties, Mississippi, and Colbert, Lawrence, Morgan, Limestone, and Madison Counties, Alabama.

Central Gas Company
State of Organization - Alabama
Location and nature of business - This Company is primarily an intrastate gas transmission company and a wholesaler of natural gas. It owns and operates natural gas transmission facilities, all of which are located in Lauderdale County, Alabama. It is principally engaged in the sale and transportation of natural gas to the City of Florence, Alabama for resale in Lauderdale County.

Tennessee River Development Company
State of Organization - Alabama
Location and nature of business - This Company is primarily an intrastate gas transmission company and a wholesaler of natural gas. It owns and operates natural gas transmission facilities, all of which are located in Lauderdale County, Alabama. It is principally engaged in the sale and transportation of natural gas to the City of Florence, Alabama for resale in Lauderdale County.


Hardin County Gas Company
State of Organization - Tennessee
Location and nature of business - This Company is a distributor of natural gas. It sells natural gas at retail to approximately 150 customers located in and around Counce in Hardin County, Tennessee. In 1995 approximately 87% of its revenues were obtained from sales at retail.

North Mississippi Natural Gas Corporation
State of Organization - Mississippi
Location and nature of business - This Company sold gas to one industrial customer near Corinth, Mississippi and to a local gas district in Burnsville, Mississippi prior to 1995, but is not active at this time.

Vulcan Oil and Gas Company
State of Organization - Alabama
Location and nature of business - Oil and gas exploration and development.

Warrior Basin Gas Company
State of Organization - Alabama
Location and nature of business - Intrastate Gas Transmission. Inactive.

AlaTenn Energy Marketing Company
State of Organization - Alabama
Location and nature of business - Located in Colbert County, Alabama, this company was formed in 1986, and is a natural gas marketing company.

Tennessee River Intrastate Gas Company
State of Organization - Alabama
Location and nature of business - Intrastate natural gas company located in Colbert County, Alabama. This company provides natural gas transportation service to two industrial customers and one municipal customer. This company also transports gas to Alabama-Tennessee Natural Gas Company.

AlaTenn Credit Corp.
State of Organization - Alabama
Location and nature of business - Located in Colbert County, Alabama, this company is a financial services company.

AlaTenn Pipeline Company, Inc.
State of Organization - Alabama
Location and nature of business - Located in Colbert County, Alabama, this company is not active at this time.

Ryder International Corporation
State of Organization - Alabama
Location and nature of business - Located in Arab, Alabama, this company designs, develops, manufactures and sells proprietary products for the medical and health care industry.


Atrion Medical Products
State of Organization - Alabama
Location and nature of business - Located in Birmingham, Alabama, this company markets a patented product for treating excessive tearing of the eye.


Item 2.


Claimant:
AlaTenn Resources, Inc. -
This Company owns approximately 190 acres of land in a single tract, 100% of the capital stock of each of the subsidiaries listed below.



Subsidiaries:
Alabama-Tennessee Natural Gas Company -
Properties consist of gas transmission mains, compressor stations, meter and regulator stations in Hardin and McNairy Counties, Tennessee; in Alcorn and Tishomingo Counties, Mississippi; and in Colbert, Lawrence, Morgan, Limestone, and Madison Counties, Alabama; and an office and warehouse near Muscle Shoals, Alabama.

Central Gas Company -
Properties consist of gas transmission mains and meter and regulator stations in Lauderdale County, Alabama.

Hardin County Gas Company -
Properties consist of gas distribution mains, meter and regulator stations and services and meters in Hardin County, Tennessee.

Tennessee River Development Company -
Properties consist of gas transmission mains and meter and regulator stations in Lauderdale County, Alabama.

North Mississippi Natural Gas Corporation - Properties consist of facilities used for purchase of natural gas from Alabama-Tennessee and sale of such gas to a plant near Corinth, Mississippi.

Tennessee River Intrastate Gas Company - Properties consist of a gas transmission main and meter and regulator stations in Lawrence, Morgan and Colbert Counties, Alabama, as well as an interconnect and metering facility which connects Alabama-Tennessee Natural Gas Company to another interstate pipeline in Colbert County, Alabama.



Item 3.



                                            Mcf            Mcf
                                            Sold       Purchased
                                           Outside        Outside
                                           State In    State In
                                            Which         Which
                                          Organized    Organized
      Company            (a)     (b)         (c)           (d)

AlaTenn Resources, Inc. None    None       None           None

Alabama-Tennessee
 Natural Gas Co.        None    None        None          None

Central Gas Co.         None    None        None          None

Hardin County Gas Co.   15,500  None        None          None

Tennessee River
 Development Co.        None    None        None          None

North Mississippi
 Natural Gas Corp.      None    None        None          None

Tennessee River
 Intrastate Gas Co.     None    None        None           None



Exhibit A


A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year is enclosed.






ALATENN RESOURCES INC.
AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
12/31/95



                          ALATENN           ALABAMA           CENTRAL
                          RESOURCES         TENNESSEE         GAS
                          INC.              NAT. GAS CO.      COMPANY
Current Assets:
   Cash & Temp. Invest   2,728,399               700
   Accounts Receivable   2,288,048        29,043,658           250,550
   Materials & Supplies                      496,347
   Inventories
   Prepayments                 833           117,286            13,180
   Escrow Deposits
                         5,017,280        29,657,991           263,730

Investments:
   Sudsidiary Co        54,772,519
   Gas Gathering &
     Other
   Oil & Gas Expl.
    Total Investments   54,772,519                 0                 0


Prop., Plant and Eq:
   Original Cost           252,564        21,885,168            26,257
     Less Accum. Dep.                     14,239,485            12,393
                           252,564         7,645,683            13,864

Defered Charges
    Take-or-Pay                                    0                 0
    Patents, net
    Goodwill, net
    Other                        1         1,266,769
                                 1         1,266,769                 0

Total Assets            60,042,364        38,570,443           277,594



ALATENN RESOURCES INC.
AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
12/31/95




                          TENNESSEE         VULCAN            NORTH MISS.
                          RIVER DEV.        OIL & GAS         NATURAL GAS
                          COMPANY           COMPANY           CORP.

Current Assets:
   Cash & Temp. Investments
   Accounts Receivable      40,526           224,310           677,986
   Materials & Supplies
   Inventories
   Prepayments                 657                 0             2,559
   Escrow Deposits
                            41,183           224,310           680,545

Investments:
   Sudsidiary Companies
   Gas Gathering & Other
   Oil & Gas Exploration
    Total Investments            0                 0                 0


Prop., Plant and Eq:
   Original Cost             3,743                               4,499
     Less Accum. Dep.        2,651                               4,499
                             1,092                 0                 0

Defered Charges
    Take-or-Pay                                                 74,925
    Patents, net
    Goodwill, net
    Other
                                 0                 0            74,925

Total Assets                42,275           224,310           755,470



ALATENN RESOURCES INC.
AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
12/31/95




                            HARDIN            WARRIOR
                            COUNTY            BASIN
                            GAS               GAS               ATEMCO

Current Assets:
   Cash & Temp. Invest      11,002
   Accounts Receivable     112,747            13,323         9,359,986
   Materials & Supplies
   Inventories
   Prepayments                 665                 0            75,960
   Escrow Deposits
                           124,414            13,323         9,435,946

Investments:
   Sudsidiary Companies
   Gas Gathering & Other
   Oil & Gas Exploration
    Total Investments            0                 0                 0


Prop., Plant and Eq:
   Original Cost           304,665                              25,086
     Less Accum. Dep.      151,334                               2,660

                           153,331                 0            22,426

Defered Charges
    Take-or-Pay             39,318
    Patents, net
    Goodwill, net
    Other                   10,476                              47,897
                            49,794                 0            47,897

Total Assets               327,539            13,323         9,506,269



ALATENN RESOURCES INC.
AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
12/31/95




                                            ALATENN           RYDER
                                            CREDIT            INTER.
                          TRIGAS            CORP.             CORP.

Current Assets:
   Cash & Temp.
     Investments                                                58,775
   Accounts Receivable   2,601,944            48,874         1,437,798
   Materials & Supplies
   Inventories                                                 716,679
   Prepayments                   0                 0            76,424
   Escrow Deposits
                         2,601,944            48,874         2,289,676

Investments:
   Sudsidiary Companies
   Gas Gathering & Other
   Oil & Gas Exploration
    Total Investments            0                 0                 0


Prop., Plant and Eq:
   Original Cost         6,249,893                           5,017,093
     Less Accum. Dep.      857,741                             454,494
                         5,392,152                 0         4,562,599

Defered Charges
    Take-or-Pay
    Patents, net                                             5,504,905
    Goodwill, net                                            2,652,233
    Other                  162,196                (1)           83,634
                           162,196                (1)        8,240,772

Total Assets             8,156,292            48,873        15,093,047



ALATENN RESOURCES INC.
AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
12/31/95




                          ALATENN           ATRION
                          PIPELINE          Medical
                          CO.               Products          TOTAL

Current Assets:
   Cash & Temp. Invest      12,041                           2,810,917
   Accounts Receivable           0                          46,099,750
   Materials & Supplie     193,373                             689,720
   Inventories                                                 716,679
   Prepayments                   0                             287,564
   Escrow Deposits                                                   0
                           205,414                 0        50,604,630

Investments:
   Sudsidiary Companies                                     54,772,519
   Gas Gathering & Other                                             0
   Oil & Gas Exploration                                             0
    Total Investments            0                 0        54,772,519


Prop., Plant and Eq:
   Original Cost         1,678,437                          35,447,405
     Less Accum. Dep.                                       15,725,257
                         1,678,437                 0        19,722,148

Defered Charges
    Take-or-Pay                                                114,243
    Patents, net                                             5,504,905
    Goodwill, net                                            2,652,233
    Other                  127,864           419,370         2,118,206
                           127,864           419,370        10,389,587

Total Assets             2,011,715           419,370       135,488,884



ALATENN RESOURCES INC.
AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
12/31/95





                          Consolidation
                          Adjustments     Eliminations        TOTAL

Current Assets:
   Cash & Temp. Investments                        0         2,810,917
   Accounts Receivable                   (32,209,883)       13,889,867
   Materials & Supplies                            0           689,720
   Inventories                                     0           716,679
   Prepayments                                     1           287,565

   Escrow Deposits                                 0                 0
                                         (32,209,882)       18,394,748

Investments:
   Sudsidiary Companie           0       (54,772,519)                0
   Gas Gathering & Oth           0                 0                 0
   Oil & Gas Explorati           0                 0                 0
    Total Investments            0       (54,772,519)                0


Prop., Plant and Eq:
   Original Cost                 0                 1        35,447,406
     Less Accum. Dep.            0                 0        15,725,257
                                 0                 1        19,722,149

Defered Charges
    Take-or-Pay                  0                (1)          114,242
    Patents, net                                   0         5,504,905
    Goodwill, net                                  0         2,652,233
    Other                                          0         2,118,206
                                 0                (1)       10,389,586

Total Assets                     0       (86,982,401)       48,506,483



ALATENN RESOURCES INC.
AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
12/31/95




                          ALATENN           ALABAMA           CENTRAL
                          RESOURCES         TENNESSEE         GAS
                          INC.              NAT. GAS CO.      COMPANY
Current Liabilities:
  Curr. Matur. Of LTD
  Accounts Payable      29,596,315         1,481,960           128,372
  Acc. Inc. & Other Ta     197,053           167,123               558
  Accrued Interest          48,874                 0                 0
  Dividends Payable
                        29,842,242         1,649,083           128,930

Long Term Debt:
    Bonds                                          0
    Notes Payable                0
    Intercompany Loans                             0
    Loan Revolver                0
      Total LTD                  0                 0                 0

Other Liab. & Def. Credits:
    Take-or-Pay
    Acc. Deferred Inc      230,014           781,676              (136)
    Unamort Inv Tax Cr           0           238,364
    Other                                  1,050,067
                           230,014         2,070,107              (136)

Shareholder's Equity:
    Common Shares          228,000             5,400             5,000
    Treasury Shares     (1,860,551)
     Paid-in Capital     6,077,615        11,074,600           145,000
     Retained Earnings  25,525,044        23,771,253            (1,200)
                        29,970,108        34,851,253           148,800

Total Equity & Liab.    60,042,364        38,570,443           277,594



ALATENN RESOURCES INC.
AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
12/31/95




                          TENNESSEE         VULCAN            NORTH MISS.
                          RIVER DEV.        OIL & GAS         NATURAL GAS
                          COMPANY           COMPANY           CORP.

Current Liabilities:
  Curr. Matur. Of LTD
  Accounts Payable           4,091               202           135,336
  Acc. Inc. & Other Ta       1,367               600               633
  Accrued Interest               0                 0
  Dividends Payable
                             5,458               802           135,969

Long Term Debt:
    Bonds
    Notes Payable
    Intercompany Loans           0                 0
    Loan Revolver
      Total LTD                  0                 0                 0

Other Liab. & Def. Credits:
    Take-or-Pay
    Acc. Deferred Inc          (36)          (11,516)          (11,222)
    Unamort Inv Tax Credits
    Other
                               (36)          (11,516)          (11,222)

Shareholder's Equity:
    Common Shares            1,000             2,000             1,000
    Treasury Shares
     Paid-in Capital                       1,700,000
     Retained Earnings      35,853        (1,466,976)          629,723
                            36,853           235,024           630,723

Total Equity & Liabili      42,275           224,310           755,470



ALATENN RESOURCES INC.
AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
12/31/95




                          HARDIN            WARRIOR
                          COUNTY            BASIN
                          GAS CO.           GAS CO.           ATEMCO

Current Liabilities:
  Curr. Maturities Of LTD
  Accounts Payable         255,918            11,936         9,521,372
  Acc. Inc. & Other Ta       3,411                 0           100,647
  Accrued Interest              94
  Dividends Payable
                           259,423            11,936         9,622,019

Long Term Debt:
    Bonds
    Notes Payable
    Intercompany Loans
    Loan Revolver
      Total LTD                  0                 0                 0

Other Liab. & Def. Credits:
    Take-or-Pay
    Acc. Deferred Inc      (36,502)                           (116,750)
    Unamort Inv Tax Cr       4,829
    Other                  150,000                                   0
                           118,327                 0          (116,750)

Shareholder's Equity:
    Common Shares           12,000             1,000               100
    Treasury Shares
     Paid-in Capital        65,000             2,000               900
     Retained Earnings    (127,211)           (1,613)                0
                           (50,211)            1,387             1,000

Total Equity & Liabili     327,539            13,323         9,506,269



ALATENN RESOURCES INC.
AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
12/31/95




                                             ALATENN         RYDER
                                             CREDIT          INTER.
                           TRIGAS             CORP.           CORP.

Current Liabilities:
  Curr. Maturities Of LTD                                      203,000
  Accounts Payable          14,637            45,848         1,265,880
  Acc. Inc. & Other Ta      (4,745)              148            66,350
  Accrued Interest               0             1,082                 0

    Dividends Payable
                             9,892            47,078         1,535,230

Long Term Debt:
    Bonds                                                      609,000
    Notes Payable                                  0         1,000,000
    Intercompany Loans   2,500,000                          10,355,174
    Loan Revolver                                  0                 0
      Total LTD          2,500,000                 0        11,964,174

Other Liab. & Def. Credits:
    Take-or-Pay
    Acc. Deferred Inc      720,273                              (3,524)
    Unamort Inv Tax Credits
    Other                  312,713                             226,400
                         1,032,986                 0           222,876

Shareholder's Equity:
    Common Shares              100               100             1,000
    Treasury Shares
     Paid-in Capital       200,900            30,000
     Retained Earnings   4,412,414           (28,305)        1,369,767
                         4,613,414             1,795         1,370,767

Total Equity & Liabili   8,156,292            48,873        15,093,047



ALATENN RESOURCES INC.
AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
12/31/95




                          ALATENN           ATRION
                          PIPELINE          Medical
                          CO.               Products          TOTAL

Current Liabilities:
  Curr. Maturities Of LTD                                      203,000
  Accounts Payable       1,758,227           586,087        44,806,181
  Acc. Inc. & Other Ta      12,324            (8,425)          537,044
  Accrued Interest                                              50,050
  Dividends Payable                                                  0
                         1,770,551           577,662        45,596,275

Long Term Debt:
    Bonds                                                      609,000
    Notes Payable                                            1,000,000
    Intercompany Loans                                      12,855,174
    Loan Revolver                                                    0
      Total LTD                  0                 0        14,464,174

Other Liab. & Def. Credits:
    Take-or-Pay                                                      0
    Acc. Deferred Inc        6,661              (329)        1,558,609
    Unamort Inv Tax Credits                                    243,193

    Other                        0                           1,739,180
                             6,661              (329)        3,540,982

Shareholder's Equity:
    Common Shares              100             1,000           257,800
    Treasury Shares                                         (1,860,551)
     Paid-in Capital                                        19,296,015
     Retained Earnings     234,403          (158,963)       54,194,189
                           234,503          (157,963)       71,887,453

Total Equity & Liabili   2,011,715           419,370       135,488,884



ALATENN RESOURCES INC.
AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
12/31/95





                          Consolidation
                          Adjustments       Eliminations      TOTAL

Current Liabilities:
  Curr. Matur. Of LTD                              0           203,000
  Accounts Payable                       (32,161,007)       12,645,174
  Acc. Inc. & Other Taxes                         (1)          537,043
  Accrued Interest                           (48,874)            1,176
  Dividends Payable              0                 0                 0
                                 0       (32,209,882)       13,386,393

Long Term Debt:
    Bonds                                          0           609,000
    Notes Payable                0                 0         1,000,000
    Intercompany Loans                   (12,855,174)                0
    Loan Revolver                                  0                 0
      Total LTD                  0       (12,855,174)        1,609,000

Other Liab. & Def. Credits:
    Take-or-Pay                                    0                 0
    Acc. Deferred Inc Taxes                        0         1,558,609
    Unamort Inv Tax Cr           0                 0           243,193
    Other                                          0         1,739,180
                                 0                 0         3,540,982

Shareholder's Equity:
    Common Shares                            (29,800)          228,000
    Treasury Shares                                0        (1,860,551)
     Paid-in Capital                     (13,218,400)        6,077,615
     Retained Earnings                   (28,669,145)       25,525,044
                                 0       (41,917,345)       29,970,108

Total Equity & Liabili           0       (86,982,401)       48,506,483











ALATENN RESOURCES INC.
AND SUBSIDIARIES
CONSOLIDATING INCOME STATEMENT
Year To Date
12/31/95


                          ALATENN           ALABAMA           CENTRAL
                          RESOURCES         TENNESSEE         GAS
                          INC.              NAT. GAS CO.      COMPANY

Revenues:
  Industrial Sales                                                   0
  Resale Sales                                                 812,910
  Off-System & Other
  Distribution Sales                                                 0
  Transportation                           9,668,970
  Health Care
                                 0         9,668,970           812,910
Cost of Goods Sold                         3,370,274           787,479
Gross Margin                     0         6,298,696            25,431

Operating Expenses:
  Other Operation          (55,868)        4,036,057             8,806
  Maintenance                                253,714                48
  Depreciation & Amort.                      447,297                 0
  Other Taxes                2,621           252,726            21,435
                           (53,247)        4,989,794            30,289

Operating Income            53,247         1,308,902            (4,858)

Take-or-Pay Prov. Rec.

Other Income
  Interest and Investm   1,207,812           315,301
  Other                       (750)           84,072
                         1,207,062           399,373                 0

Interest Expense
  Interest on Long Ter      12,647
  Other Interest Expense                      26,396
                            12,647            26,396                 0

Net Income Before Taxe   1,247,662         1,681,879            (4,858)

Income Taxes               452,736           611,842            (1,540)

Net Income                 794,926         1,070,037            (3,318)



ALATENN RESOURCES INC.
AND SUBSIDIARIES
CONSOLIDATING INCOME STATEMENT
Year To Date
12/31/95


                          TENNESSEE         VULCAN            NORTH MISS.
                          RIVER DEV.        OIL & GAS         NATURAL GAS
                          COMPANY           COMPANY           CORP.

Revenues:
  Industrial Sales                                                   0
  Resale Sales                   0                                   0
  Off-System & Other
  Distribution Sales             0
  Transportation            46,704
  Health Care
                            46,704                 0                 0
Cost of Goods Sold               0                                (654)
Gross Margin                46,704                 0               654

Operating Expenses:
  Other Operation            5,969               581             2,223
  Maintenance                    8                                   0
  Depreciation & Amort           0                                   0
  Other Taxes                1,636             2,013             1,868
                             7,613             2,594             4,091

Operating Income            39,091            (2,594)           (3,437)

Take-or-Pay Prov. Rec.

Other Income
  Interest and Investment
  Other                                       50,000
                                 0            50,000                 0

Interest Expense
  Interest on Long Term Debt
  Other Interest Expense                                            92
                                 0                 0                92

Net Income Before Taxe      39,091            47,406            (3,529)

Income Taxes                13,750            13,412              (708)

Net Income                  25,341            33,994            (2,821)



ALATENN RESOURCES INC.
AND SUBSIDIARIES
CONSOLIDATING INCOME STATEMENT
Year To Date
12/31/95


                          HARDIN            WARRIOR
                          COUNTY            BASIN
                          GAS CO.           GAS CO.           ATEMCO

Revenues:
  Industrial Sales          12,619                          41,753,931
  Resale Sales               9,676                          10,639,630
  Off-System & Other                               0         5,485,650
  Distribution Sales        90,551
  Transportation

  Health Care
                           112,846                 0        57,879,211
Cost of Goods Sold          92,397                 0        55,025,924
Gross Margin                20,449                 0         2,853,287

Operating Expenses:
  Other Operation           66,145               335           462,371
  Maintenance                    0
  Depreciation & Amort      10,319                               1,584
  Other Taxes                6,314                70               134
                            82,778               405           464,089

Operating Income           (62,329)             (405)        2,389,198

Take-or-Pay Prov. Rec.

Other Income
  Interest and Investment                                       12,643
  Other
                                 0                 0            12,643

Interest Expense
  Interest on Long Term Debt
  Other Interest Expen      37,943                                  39
                            37,943                 0                39

Net Income Before Taxe    (100,272)             (405)        2,401,802

Income Taxes               (34,537)             (175)          870,698

Net Income                 (65,735)             (230)        1,531,104



ALATENN RESOURCES INC.
AND SUBSIDIARIES
CONSOLIDATING INCOME STATEMENT
Year To Date
12/31/95


                                            ALATENN           RYDER
                                            CREDIT            INTER.
                          TRIGAS            CORP.             CORP.

Revenues:
  Industrial Sales
  Resale Sales                   0
  Off-System & Other
  Distribution Sales
  Transportation         2,135,894
  Health Care                                               11,025,415
                         2,135,894                 0        11,025,415
Cost of Goods Sold                                           5,459,909
Gross Margin             2,135,894                 0         5,565,506

Operating Expenses:
  Other Operation          244,676               101         2,663,860
  Maintenance                  820

  Depreciation & Amort     128,106                             603,480
  Other Taxes               66,282                70                 0
                           439,884               171         3,267,340

Operating Income         1,696,010              (171)        2,298,166

Take-or-Pay Prov. Rec.

Other Income
  Interest and Investment                     12,647            15,289
  Other                                                        115,940
                                 0            12,647           131,229

Interest Expense
  Interest on Long Ter     300,000            12,647           215,882
  Other Interest Expense                                       665,843
                           300,000            12,647           881,725

Net Income Before Taxe   1,396,010              (171)        1,547,670

Income Taxes               506,498                             555,720

Net Income                 889,512              (171)          991,950



ALATENN RESOURCES INC.
AND SUBSIDIARIES
CONSOLIDATING INCOME STATEMENT
Year To Date
12/31/95


                          ALATENN           ATRION
                          PIPELINE          Medical
                          CO.               Products          TOTAL
Revenues:
  Industrial Sales                                          41,766,550
  Resale Sales                                              11,462,216
  Off-System & Other                                         5,485,650
  Distribution Sales                                            90,551
  Transportation           350,000                          12,201,568
  Health Care                                               11,025,415
                           350,000                 0        82,031,950
Cost of Goods Sold                                          64,735,329
Gross Margin               350,000                 0        17,296,621

Operating Expenses:
  Other Operation              702           249,121         7,685,079
  Maintenance                                                  254,590
  Depreciation & Amort.                                      1,190,786
  Other Taxes                   71                             355,240
                               773           249,121         9,485,695

Operating Income           349,227          (249,121)        7,810,926

Take-or-Pay Prov. Rec.                                               0









Other Income
  Interest and Investment                                    1,563,692
  Other                     18,376                             267,638
                            18,376                 0         1,831,330

Interest Expense
  Interest on Long Term Debt                                   541,176
  Other Interest Expense                                       730,313
                                 0                 0         1,271,489

Net Income Before Taxe     367,603          (249,121)        8,370,767

Income Taxes               133,200           (90,158)        3,030,738

Net Income                 234,403          (158,963)        5,340,029



ALATENN RESOURCES INC.
AND SUBSIDIARIES
CONSOLIDATING INCOME STATEMENT
Year To Date
12/31/95



                          Consolidation
                          Adjustments     Eliminations      TOTAL

Revenues:
  Industrial Sales               0                 0        41,766,550
  Resale Sales                   0          (520,693)       10,941,523
  Off-System & Other                               0         5,485,650
  Distribution Sales             0                 0            90,551
  Transportation                          (1,132,741)       11,068,827
  Health Care                                      0        11,025,415
                                 0        (1,653,434)       80,378,516
Cost of Goods Sold               0        (1,653,435)       63,081,894
Gross Margin                     0                 1        17,296,622

Operating Expenses:
  Other Operation                0                 1         7,685,080
  Maintenance                                      0           254,590
  Depreciation & Amort.                            0         1,190,786
  Other Taxes                    0                (1)          355,239
                                 0                 0         9,485,695

Operating Income                 0                 1         7,810,927

Take-or-Pay Prov. Rec.                             0                 0

Other Income
  Interest and Investment                 (1,077,926)          485,766
  Other                                            1           267,639
                                 0        (1,077,925)          753,405

Interest Expense
  Interest on Long Term Debt                (501,804)           39,372
  Other Interest Expen           0          (576,121)          154,192

                                 0        (1,077,925)          193,564

Net Income Before Taxe           0                 1         8,370,768

Income Taxes                                       1         3,030,739

Net Income                       0                 0         5,340,029









The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer of this 27th day of February, 1996.


ALATENN RESOURCES, INC.




S/S  JERRY A. HOWARD
     JERRY A. HOWARD
     CHAIRMAN, PRESIDENT
     AND CHIEF EXECUITVE OFFICER



ATTEST:
S/S GEORGE G. PETTY
    GEORGE G. PETTY


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

George G. Petty, Vice President-Finance, CFO and Secretary-Treasurer AlaTenn Resources, Inc., P. O. Box 918, Florence, Alabama 35631